

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 29, 2008

Room 7010

Matthew C. Flanigan
Senior Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re: Leggett & Platt, Incorporated**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended September 30, 2008**
> **File No. 001-07845**

Dear Mr. Flanigan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief